Exhibit 12.1

Medivation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Six Months Ended June 30, 2015	Years Ended December 31,
		2014	2013	2012	2011	2010
Earnings
Income (loss) before income taxes	$35,528	$260,194	$(42,498)	$(41,250)	$(43,172)	$(32,465)
Add: Fixed charges	13,262	25,849	21,982	16,528	933	733

Earnings, as defined	$48,790	$286,043	$(20,516)	$(24,722)	$(42,239)	$(31,732)

Fixed Charges
Interest expense	$3,090	$6,792	$6,793	$5,332	$—	$—
Capitalized interest, net	678	1,459	—	—	—	—
Amortization of debt discount and issuance costs	7,827	14,898	13,456	9,663	—	—
Interest component of rentals (1)	1,667	2,700	1,733	1,533	933	733

Total	$13,262	$25,849	$21,982	$16,528	$933	$733

Earnings available to cover fixed charges	$48,790	$286,043	$(42,498)	$(41,250)	$(43,172)	$(32,465)

Ratio of earnings to fixed charges	3.68	11.07	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.